EXHIBIT 1

FOR IMMEDIATE RELEASE	26 SEPTEMBER 2013

WPP PLC (“WPP”)

Kantar makes strategic follow-on investment in Enprecis in the US

WPP announces that its wholly-owned operating company Kantar, the data investment management group, has made a follow-on investment in Enprecis Inc. (“Enprecis”), a company which uses a proprietary online platform to collect and analyse data about consumer experience for the automotive industry.

Founded in 2006 and based in Seattle, Enprecis has developed, ‘Continuous Quality Insight’ (CQI), a proprietary online platform to collect and analyse customer experience data for the automotive industry. The platform connects automobile manufacturers to the views of their customers with unprecedented speed and detail, informing improvements to vehicle quality and design, and identifying opportunities to strengthen loyalty. The company’s gross assets in 2012 were US$1.6 million. Enprecis clients are most of the world’s major automotive manufacturers.

Enprecis will be aligned with the automotive practice in TNS, the global market research company that is part of Kantar. This latest investment further strengthens TNS’s offer for the automotive industry and follows the acquisition of leading Chinese company, Sinotrust Market Research earlier this year.

This investment continues WPP’s strategy of developing its services in important markets and sectors. WPP’s data investment management business, with revenues of US$4.5 billion (including associates), is centered around Kantar, the second largest data investment management network in the world after Nielsen. By connecting the diverse talents of its 13 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational consumer insights for the global business community. Its 28,500 people work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insight at every point of the consumer cycle.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204